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Exhibit 99.3

Interim Unaudited Financial Statements of Suncor Energy Inc. for the six months ended June 30, 2008

Consolidated statements of earnings and comprehensive income
(unaudited)

	Second Quarter		Six months ended June 30
	2008	2007	2008	2007
($ millions)		(restated) (note 2)		(restated) (note 2)

Revenues (note 3)	7 959	4 413	13 947	8 364

Expenses
Purchases of crude oil and products (note 2)	1 940	1 456	3 198	2 581
Operating, selling and general (notes 2, 3 and 7)	886	816	1 859	1 636
Energy marketing and trading activities (note 3)	3 263	665	5 114	1 236
Transportation and other costs	62	44	114	88
Depreciation, depletion and amortization	252	204	500	394
Accretion of asset retirement obligations	16	12	32	24
Exploration	31	37	43	69
Royalties (note 11)	181	131	503	320
Taxes other than income taxes	167	164	317	322
Loss (gain) on disposal of assets	(20)	1	(18)	1
Project start-up costs	14	23	21	26
Financing expenses (income) (note 5)	6	(74)	85	(85)

	6 798	3 479	11 768	6 612

Earnings Before Income Taxes	1 161	934	2 179	1 752

Provision for Income Taxes (notes 2 and 10)
Current	58	83	214	245
Future	274	113	428	193

	332	196	642	438

Net Earnings	829	738	1 537	1 314

Other comprehensive loss (note 13)	(60)	(77)	(13)	(94)

Comprehensive Income	769	661	1 524	1 220

Net Earnings Per Common Share (dollars), (note 6)
Basic	0.89	0.80	1.66	1.43

Diluted	0.87	0.78	1.62	1.40

Cash dividends	0.05	0.05	0.10	0.09

See accompanying notes.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    019

Consolidated balance sheets
(unaudited)

	June 30 2008	December 31 2007
($ millions)		(restated) (note 2)

Assets
Current assets
Cash and cash equivalents	2 146	569
Accounts receivable (note 3)	1 996	1 438
Inventories (note 2)	1 604	1 012
Income taxes receivable	59	95
Future income taxes	68	46

Total current assets	5 873	3 160
Property, plant and equipment, net	23 567	20 945
Deferred charges and other (note 3)	653	404

Total assets	30 093	24 509

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	6	6
Accounts payable and accrued liabilities (notes 2, 3 and 11)	3 820	2 797
Taxes other than income taxes	82	72
Income taxes payable	14	244
Future income taxes	101	37

Total current liabilities	4 023	3 156
Long-term debt (note 12)	6 547	3 811
Accrued liabilities and other (notes 3 and 8)	1 380	1 434
Future income taxes (notes 2, 3 and 10)	4 569	4 212
Shareholders' equity (see below)	13 574	11 896

Total liabilities and shareholders' equity	30 093	24 509

Shareholders' Equity

	Number		Number
	(thousands)		(thousands)

Share capital	934 097	1 085	925 566	881
Contributed surplus		236		194
Accumulated other comprehensive loss (note 13)		(266)		(253)
Retained earnings (note 2)		12 519		11 074

Total shareholders' equity		13 574		11 896

See accompanying notes.

             Suncor Energy Inc.
 020    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated statements of cash flows
(unaudited)

	Second Quarter		Six months ended June 30
	2008	2007	2008	2007
($ millions)		(restated) (note 2)		(restated) (note 2)

Operating Activities
Cash flow from operations	1 405	1 027	2 566	1 852
Decrease (increase) in operating working capital
Accounts receivable	(27)	67	(458)	(72)
Inventories	(450)	(141)	(592)	(173)
Accounts payable and accrued liabilities	295	292	682	191
Taxes payable/receivable	(63)	55	(184)	207

Cash flow from operating activities	1 160	1 300	2 014	2 005

Cash Used in Investing Activities	(1 778)	(1 322)	(3 188)	(2 422)

Net Cash Deficiency Before Financing Activities	(618)	(22)	(1 174)	(417)

Financing Activities
Decrease in short-term debt	(1)	—	(1)	(1)
Net proceeds from issuance of long-term debt	2 704	806	2 704	1 407
Net decrease in long-term debt	(694)	(256)	(43)	(487)
Issuance of common shares under stock option plan	145	23	169	28
Dividends paid on common shares	(45)	(45)	(88)	(78)
Deferred revenue	—	—	—	3

Cash flow provided by financing activities	2 109	528	2 741	872

Increase in Cash and Cash Equivalents	1 491	506	1 567	455
Effect of Foreign Exchange on Cash and Cash Equivalents	(2)	(22)	10	(24)
Cash and Cash Equivalents at Beginning of Period	657	468	569	521

Cash and Cash Equivalents at End of Period	2 146	952	2 146	952

See accompanying notes.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    021

Consolidated statements of changes in shareholders' equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (AOCI)	Retained Earnings

At December 31, 2006, as previously reported	794	100	(71)	8 129
Retroactive adjustment for change in accounting policy (note 2)	—	—	—	132

At December 31, 2006, as restated	794	100	(71)	8 261
Net earnings	—	—	—	1 314
Dividends paid on common shares	—	—	—	(78)
Issued for cash under stock option plan	34	(6)	—	—
Issued under dividend reinvestment plan	5	—	—	(5)
Stock-based compensation expense	—	38	—	—
Income tax benefit of stock option deduction in the U.S.	—	2	—	—
Adjustment to opening retained earnings arising from ineffective portion of cash flow hedges at January 1, 2007	—	—	—	5
Adjustment to opening AOCI arising from effective portion of cash flow hedges at January 1, 2007	—	—	8	—
Change in AOCI related to foreign currency translation	—	—	(108)	—
Change in AOCI related to derivative hedging activities	—	—	14	—

At June 30, 2007, as restated	833	134	(157)	9 497

At December 31, 2007, as previously reported	881	194	(253)	10 791
Retroactive adjustment for change in accounting policy (note 2)	—	—	—	283

At December 31, 2007, as restated	881	194	(253)	11 074
Net earnings	—	—	—	1 537
Dividends paid on common shares	—	—	—	(88)
Issued for cash under stock option plan	200	(31)	—	—
Issued under dividend reinvestment plan	4	—	—	(4)
Stock-based compensation expense	—	69	—	—
Income tax benefit of stock option deduction in the U.S.		4
Change in AOCI related to foreign currency translation	—	—	41	—
Change in AOCI related to derivative hedging activities	—	—	(54)	—

At June 30, 2008	1 085	236	(266)	12 519

See accompanying notes.

             Suncor Energy Inc.
 022    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data
(unaudited)

Second Quarter
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

EARNINGS
Revenues
Operating revenues	1 738	1 334	209	136	2 779	2 251	5	1	4 731	3 722
Energy marketing and trading activities	—	—	—	—	3 253	684	(32)	(1)	3 221	683
Intersegment revenues	429	143	20	8	—	—	(449)	(151)	—	—
Interest	—	—	—	—	—	1	7	7	7	8

	2 167	1 477	229	144	6 032	2 936	(469)	(144)	7 959	4 413

Expenses
Purchases of crude oil and products	114	60	—	—	2 242	1 540	(416)	(144)	1 940	1 456
Operating, selling and general	640	575	39	37	182	176	25	28	886	816
Energy marketing and trading activities	—	—	—	—	3 265	666	(2)	(1)	3 263	665
Transportation and other costs	50	32	4	4	8	8	—	—	62	44
Depreciation, depletion and amortization	132	108	52	44	57	40	11	12	252	204
Accretion of asset retirement obligations	13	10	2	1	1	1	—	—	16	12
Exploration	—	—	31	37	—	—	—	—	31	37
Royalties (note 11)	130	99	51	32	—	—	—	—	181	131
Taxes other than income taxes	26	20	3	3	137	140	1	1	167	164
Loss (gain) on disposal of assets	2	—	(24)	—	2	1	—	—	(20)	1
Project start-up costs	14	21	—	—	—	2	—	—	14	23
Financing expenses (income)	—	—	—	—	—	—	6	(74)	6	(74)

	1 121	925	158	158	5 894	2 574	(375)	(178)	6 798	3 479

Earnings (loss) before income taxes	1 046	552	71	(14)	138	362	(94)	34	1 161	934
Income taxes	(295)	(76)	(19)	10	(47)	(124)	29	(6)	(332)	(196)

Net earnings (loss)	751	476	52	(4)	91	238	(65)	28	829	738

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    023

Schedules of Segmented Data (continued)
 (unaudited)

Second Quarter
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	751	476	52	(4)	91	238	(65)	28	829	738
Exploration expenses	—	—	29	37	—	—	—	—	29	37
Non-cash items included in earnings
Depreciation, depletion and amortization	132	108	52	44	57	40	11	12	252	204
Future income taxes	231	63	13	(8)	49	64	(19)	(6)	274	113
Loss (gain) on disposal of assets	2	—	(24)	—	2	1	—	—	(20)	1
Stock-based compensation expense	13	10	—	1	4	3	8	6	25	20
Other	8	7	(3)	1	5	(2)	(32)	(82)	(22)	(76)
Increase (decrease) in deferred credits and other	37	(7)	—	(1)	2	(2)	(1)	—	38	(10)

Total cash flow from (used in) operations	1 174	657	119	70	210	342	(98)	(42)	1 405	1 027
Decrease (increase) in operating working capital	(664)	356	(105)	(2)	274	(25)	250	(56)	(245)	273

Total cash flow from (used in) operating activities	510	1 013	14	68	484	317	152	(98)	1 160	1 300

Cash from (used in) investing activities:
Capital and exploration expenditures	(1 558)	(1 118)	(38)	(83)	(26)	(66)	(5)	(14)	(1 627)	(1 281)
Deferred maintenance shutdown expenditures	(240)	(56)	(2)	—	—	(11)	—	—	(242)	(67)
Deferred outlays and other investments	(25)	1	—	—	1	(2)	2	1	(22)	—
Proceeds from disposals	—	—	25	—	—	1	—	—	25	1
Decrease (increase) in investing working capital	89	17	—	—	(1)	8	—	—	88	25

Total cash (used in) investing activities	(1 734)	(1 156)	(15)	(83)	(26)	(70)	(3)	(13)	(1 778)	(1 322)

Net cash surplus (deficiency) before financing activities	(1 224)	(143)	(1)	(15)	458	247	149	(111)	(618)	(22)

             Suncor Energy Inc.
 024    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data (continued)
 (unaudited)

Six months ended June 30
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

EARNINGS
Revenues
Operating revenues	3 683	2 777	371	280	4 801	4 037	10	3	8 865	7 097
Energy marketing and trading activities	—	—	—	—	5 134	1 255	(65)	(2)	5 069	1 253
Intersegment revenues	730	294	30	8	—	—	(760)	(302)	—	—
Interest	—	—	—	—	—	4	13	10	13	14

	4 413	3 071	401	288	9 935	5 296	(802)	(291)	13 947	8 364

Expenses
Purchases of crude oil and products	161	69	—	—	3 795	2 810	(758)	(298)	3 198	2 581
Operating, selling and general	1 357	1 165	79	77	357	351	66	43	1 859	1 636
Energy marketing and trading activities	—	—	—	—	5 117	1 239	(3)	(3)	5 114	1 236
Transportation and other costs	92	64	7	9	15	15	—	—	114	88
Depreciation, depletion and amortization	261	208	110	85	108	79	21	22	500	394
Accretion of asset retirement obligations	27	20	4	3	1	1	—	—	32	24
Exploration	9	13	34	56	—	—	—	—	43	69
Royalties (note 11)	412	256	91	64	—	—	—	—	503	320
Taxes other than income taxes	53	41	3	3	260	277	1	1	317	322
Loss (gain) on disposal of assets	2	—	(24)	—	4	1	—	—	(18)	1
Project start-up costs	21	23	—	—	—	3	—	—	21	26
Financing expenses (income)	—	—	—	—	—	—	85	(85)	85	(85)

	2 395	1 859	304	297	9 657	4 776	(588)	(320)	11 768	6 612

Earnings (loss) before income taxes	2 018	1 212	97	(9)	278	520	(214)	29	2 179	1 752
Income taxes	(572)	(268)	(26)	9	(92)	(176)	48	(3)	(642)	(438)

Net earnings (loss)	1 446	944	71	—	186	344	(166)	26	1 537	1 314

As at June 30
TOTAL ASSETS	21 181	15 632	1 939	1 717	5 974	4 194	999	26	30 093	21 569

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    025

Schedules of Segmented Data (continued)
 (unaudited)

Six months ended June 30
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	1 446	944	71	—	186	344	(166)	26	1 537	1 314
Exploration expenses	—	—	29	52	—	—	—	—	29	52
Non-cash items included in earnings
Depreciation, depletion and amortization	261	208	110	85	108	79	21	22	500	394
Future income taxes	366	112	16	(8)	80	93	(34)	(4)	428	193
Loss (gain) on disposal of assets	2	—	(24)	—	4	1	—	—	(18)	1
Stock-based compensation expense	35	18	2	2	11	8	21	10	69	38
Other	(16)	(13)	(3)	4	10	—	40	(115)	31	(124)
Increase (decrease) in deferred credits and other	(10)	(12)	—	(1)	1	(3)	(1)	—	(10)	(16)

Total cash flow from (used in) operations	2 084	1 257	201	134	400	522	(119)	(61)	2 566	1 852
Decrease (increase) in operating working capital	(464)	347	(64)	11	164	(70)	(188)	(135)	(552)	153

Total cash flow from (used in) operating activities	1 620	1 604	137	145	564	452	(307)	(196)	2 014	2 005

Cash from (used in) investing activities:
Capital and exploration expenditures	(2 849)	(1 911)	(164)	(358)	(54)	(123)	(9)	(20)	(3 076)	(2 412)
Deferred maintenance shutdown expenditures	(259)	(56)	(2)	(1)	(21)	(12)	—	—	(282)	(69)
Deferred outlays and other investments	(31)	1	—	—	—	(2)	(2)	—	(33)	(1)
Proceeds from disposals	—	—	25	—	—	1	—	—	25	1
Decrease (increase) in investing working capital	191	90	—	—	(13)	(31)	—	—	178	59

Total cash (used in) investing activities	(2 948)	(1 876)	(141)	(359)	(88)	(167)	(11)	(20)	(3 188)	(2 422)

Net cash surplus (deficiency) before financing activities	(1 328)	(272)	(4)	(214)	476	285	(318)	(216)	(1 174)	(417)

             Suncor Energy Inc.
 026    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy changes as described in note 2, Changes in Accounting Policies. Certain information and disclosures normally required to be included in notes to the annual consolidated financial statements have been condensed or omitted.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.'s (Suncor) financial position at June 30, 2008 and the results of its operations and cash flows for the three and six month periods ended June 30, 2008 and 2007.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. CHANGES IN ACCOUNTING POLICIES

(a) Inventories

On January 1, 2008 the company retroactively adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 3031 "Inventories". Under the new standard, the use of a LIFO (last-in-first-out) based valuation approach for inventory has been eliminated. The standard also required any impairment to net realizable value of inventory to be written down at each reporting period, with subsequent reversals when applicable. The company transitioned to a FIFO (first-in-first-out) based valuation approach for inventory effective January 1, 2008. The impact of adopting this accounting standard is as follows:

Change in Consolidated Balance Sheets

($ millions, increase/(decrease))	As at June 30 2008	As at December 31 2007

Inventories	819	404

Total assets	819	404

Accounts payable and accrued liabilities	(56)	—
Future income taxes	267	121
Retained earnings	608	283

Total liabilities and shareholders' equity	819	404

Change in Consolidated Statements of Earnings and Comprehensive Income

	Second quarter		Six months ended June 30
($ millions, increase/(decrease))	2008	2007	2008	2007

Purchases of crude oil and products	(239)	(62)	(335)	(75)
Operating, selling and general	(178)	(81)	(136)	(103)
Future income taxes	122	46	146	56

Net earnings	295	97	325	122

Per common share – basic (dollars)	0.32	0.11	0.35	0.13
Per common share – diluted (dollars)	0.31	0.10	0.34	0.13

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    027

(b) Capital Disclosure

On January 1, 2008, the company adopted CICA Handbook section 1535 "Capital Disclosures". This section establishes disclosure requirements for management's policies and processes in defining and managing its capital. There was no financial impact to previously reported financial statements as a result of the implementation of this new standard.

(c) Financial Instruments – Disclosures and Presentation

On January 1, 2008, the company adopted CICA Handbook sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation", which enhance existing disclosures for financial instruments. In particular, section 3862 focuses on the identification of risk exposures and the company's approach to management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of this new standard.

3. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Derivatives are financial instruments that either imitate or counter the price movements of stocks, bonds, currencies, commodities and interest rates. Suncor uses derivatives to reduce (hedge) its exposure to fluctuations in commodity prices and foreign currency exchange rates and to manage interest rate or currency-sensitive assets and liabilities. Suncor also uses derivatives for trading purposes. When used in a trading activity, the company is attempting to realize a gain on the fluctuations in the market value of the derivative.

Forwards and futures are contracts to purchase or sell a specific item at a specified date and price. When used as hedges, forwards and futures help to manage the exposure to losses that could result if commodity prices, foreign currency exchange rates, or interest rates change adversely.

An option is a contract where its holder, for a fee, has purchased the right (but not the obligation) to buy or sell a specified item at a fixed price during a specified period. Options used as hedges help to protect against adverse changes in commodity prices, interest rates, or foreign currency exchange rates.

A costless collar is a combination of two option contracts that limit the holder's exposure to changes in prices to within a specific range. The "costless" nature of this derivative is achieved by buying a put option (the right to sell) for consideration equal to the premium received from selling a call option (the right to purchase).

A swap is a contract where two parties exchange commodity, currency, interest or other payments in order to alter the nature of the payments. For example, fixed interest rate payments on debt may be converted to payments based on a floating interest rate, or vice versa; a domestic currency debt may be converted to a foreign currency debt.

Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the items in a hedging relationship at the time when the underlying transaction impacts earnings. Suncor has elected to use hedge accounting on certain derivatives linked to future commodity and financial transactions.

Financial Instruments

(a) Balance Sheet Financial Instruments

The company's financial instruments in the Consolidated Balance Sheets consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all current liabilities (except for the current portions of asset retirement and pension obligations), and long-term debt. Unless otherwise noted, carrying values reflect the current fair value of the company's financial instruments.

The estimated fair values of recognized financial instruments have been determined based on the company's assessment of available market information and appropriate valuation methodologies based on industry accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The company's fixed-term debt is accounted for under the amortized cost method. Upon initial recognition, the cost of the debt is its fair value, adjusted for any associated transaction costs. We do not recognize gains or losses arising from changes in the fair value of this debt until the gains or losses are realized. Gains or losses on our U.S. dollar denominated long-term debt resulting from changes

             Suncor Energy Inc.
 028    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com in the exchange rate are recognized in the period in which they occur. At June 30, 2008, the carrying value of our fixed-term debt accounted for under the amortized cost method was $5.8 billion (fair value – $5.8 billion).

(b) Hedges – Documented as Part of a Qualifying Hedge Relationship

Fair Value Hedges

Suncor periodically enters into derivative financial instrument contracts such as interest rate swaps as part of its risk management strategy to manage its exposure to benchmark interest rate fluctuations. The interest rate swap contracts involve an exchange of floating rate versus fixed rate interest payments between the company and investment grade counterparties. The differentials on the exchange of periodic interest payments are recognized in the accounts as an adjustment to interest expense. The fair value of the underlying debt is adjusted by the fair value change in the derivative financial instrument with the offset to interest expense. At June 30, 2008, the company had interest rate derivatives classified as fair value hedges outstanding for up to 3 years relating to fixed-rate debt. There was no ineffectiveness recognized on interest rate swaps designated as fair value hedges during the three and six month periods ended June 30, 2008 (no ineffectiveness during the three and six month periods ended June 30, 2007). The fair value of interest rate swap contracts outstanding at June 30, 2008 is detailed in note 12, Long-term debt.

The company periodically enters into derivative contracts to hedge risks specific to individual transactions. The differentials between the fair value of the hedged transactions and the fair value of the derivative contracts are recognized in the accounts as an adjustment to operating revenues. The earnings impact associated with hedge ineffectiveness on derivative contracts to hedge risks specific to individual transactions during the three month period ended June 30, 2008 was a loss of $2 million, net of income taxes of less than $1 million (2007 – nil). During the six month period ended June 30, 2008, the earnings impact was a loss of $3 million, net of income taxes of $1 million (2007 – nil).

Cash Flow Hedges

Suncor operates in a global industry where the market price of its petroleum and natural gas products is largely determined based on floating benchmark indices. The company periodically enters into derivative financial instrument contracts such as forwards, futures, swaps, options and costless collars to hedge against the potential adverse impact of changing market prices due to changes in the underlying indices. Specifically, the company manages crude sales price variability by entering into West Texas Intermediate (WTI) derivative transactions, and manages variability in market interest rates and foreign exchange rates during periods of debt issuance through the use of interest rate locks and foreign exchange forward contracts.

At June 30, 2008, the company had hedged a portion of its forecasted U.S. dollar denominated cash flows subject to U.S. dollar WTI commodity risk for 2008, as well as cash flows related to natural gas production in 2008.

There was no earnings impact associated with realized and unrealized hedge ineffectiveness on derivative contracts designated as cash flow hedges during the three month period ended June 30, 2008 (2007 – loss of $8 million, net of income taxes of $2 million), and there was also no earnings impact during the six month period ended June 30, 2008 (2007 – loss of $6 million, net of income taxes of $2 million).

Certain derivative contracts do not require the payment of premiums or cash margin deposits prior to settlement. On settlement, these contracts result in cash receipts or payments by the company for the difference between the contract and market rates for the applicable dollars and volumes hedged during the contract term. Such cash receipts or payments offset corresponding decreases or increases in the company's sales revenues or crude oil purchase costs. For collars, if market rates are not different than, or are within the range of contract prices, the options contracts making up the collar will expire with no exchange of cash.

Revenue hedge contracts outstanding at June 30, 2008 were as follows:

Crude Oil	Quantity (bpd)	Average Price (US$/bbl)	(a)	Revenue Hedged (Cdn$ millions)	(b)	Hedge Period (c)

Costless collars	10 000	59.85 - 101.06		112 - 189		2008

Natural Gas	Quantity (GJ/day)	Average Price (Cdn$/GJ)	Revenue Hedged (Cdn$ millions)	Hedge Period (d)

Costless collars	15 000	7.00 - 8.71	13 - 16	2008

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    029

(a)
Average price for crude oil costless collars is US$ WTI per barrel at Cushing, Oklahoma.

(b)
The revenue hedged is translated to Cdn$ at the June 30, 2008 exchange rate for convenience purposes.

(c)
Original hedge term is for the full year.

(d)
For the period July to October 2008, inclusive.

Fair Value of Hedging Derivative Financial Instruments

The fair value of hedging derivative financial instruments as recorded, is the estimated amount that the company would receive (pay) to terminate the hedging derivative contracts. Such amounts, which also represent the unrealized gain (loss) on the contracts, were as follows:

($ millions)	June 30 2008	December 31 2007

Revenue hedge collars	(79)	(11)
Fixed to floating interest rate swaps	11	8
Specific hedges of individual transactions	19	12

Fair value of outstanding hedging derivative financial instruments	(49)	9

Accumulated Other Comprehensive Income (AOCI)

A reconciliation of changes in AOCI attributable to derivative hedging activities for the six month period ending June 30, 2008 is as follows:

($ millions)	2008

AOCI attributable to derivatives and hedging activities, at December 31, 2007, net of income taxes of $4	13
Current year net changes arising from cash flow hedges, net of income taxes of $23	(57)
Net unrealized hedging losses at the beginning of the year reclassified to earnings during the period, net of income taxes of $1	3

AOCI attributable to derivatives and hedging activities, at June 30, 2008, net of income taxes of $18	(41)

(c) Hedges – Not Documented as Part of a Qualifying Hedge Relationship

Suncor also periodically enters into derivative financial instruments such as options, basis swaps, and heat rate swaps that either do not qualify for hedge accounting treatment or hedges that Suncor has not elected to document as part of a qualifying hedge relationship. These financial instruments are accounted for using the mark-to-market method and, as such, these derivative instruments are recorded at fair value at each balance sheet date. The earnings impact associated with these contracts for the three month period ended June 30, 2008, was a loss of $50 million, net of income taxes of $20 million (2007 – a gain of $1 million, net of income taxes of less than $1 million). During the six month period ended June 30, 2008, the earnings impact was a loss of $60 million net of income taxes of $24 million (2007 – a loss of $2 million, net of income taxes of $1 million).

Significant contracts outstanding at June 30 were as follows:

Crude Oil (d)	Quantity (bpd)	Price (US$/bbl)	(a)	Revenue Hedged (Cdn$ millions)	(b)	Hedge Period (c)

Purchased puts	55 000	60.00		1 227		2009
Purchased puts	55 000	60.00		1 227		2010

(a)
Price for crude puts is US$ WTI per barrel at Cushing, Oklahoma.

(b)
The revenue hedged is translated to Cdn$ at the June 30, 2008 exchange rate for convenience purposes.

(c)
Original hedge term is for the full year.

(d)
Premium paid was US$59 million.

(d) Energy Marketing and Trading Activities

In addition to the financial derivatives used for hedging activities, the company uses physical and financial energy contracts, including swaps, forwards and options to earn trading and marketing revenues. Financial energy trading activities are accounted for using the mark-to-market method. Physical energy marketing contracts involve activities intended to enhance prices and satisfy physical deliveries to customers. The results of these activities are reported as revenue and as energy marketing and trading expenses in the

             Suncor Energy Inc.
 030    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Earnings and Comprehensive Income. Net pretax earnings (loss) for the three and six month periods ended June 30 for our energy and trading activities in our refining and marketing segment were as follows:

Net Pretax Earnings (Loss)

	Second quarter		Six Months ended June 30
($ millions)	2008	2007	2008	2007

Physical energy contracts trading activity	(18)	19	12	21
Financial energy contracts trading activity	8	(1)	8	(5)
General and administrative costs	(2)	—	(3)	(1)

Total	(12)	18	17	15

(e) Fair Value of Non-Designated Derivative Financial Instruments

The fair value of unsettled (unrealized) energy derivative assets and liabilities, which includes all financial contracts referenced in section (c) & (d) above are as follows:

($ millions)	June 30 2008	December 31 2007

Energy trading assets	68	18
Energy trading liabilities	113	21

Net energy trading liabilities	(45)	(3)

Change in fair value of net assets

($ millions)	2008

Fair value of contracts at December 31, 2007	(3)
Fair value of contracts realized during the period	61
Fair value of contracts entered into during the period	(83)
Changes in values attributable to market price and other market changes during the period	(20)

Fair value of contracts outstanding at June 30, 2008	(45)

Financial Risk Factors

The company is exposed to a number of different financial risks arising from normal course business exposures, as well as the company's use of financial instruments. These risk factors include market risks relating to commodity prices, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. Our Risk Management Committee (RMC) is charged with the oversight of the company's risk management for trading risk management activities which are defined as strategic hedging, optimization trading, marketing and speculative trading. The RMC, acting under board authority, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures. All risk management activity is carried out by specialist teams that have the appropriate skills, experience and supervision with the appropriate financial and management controls, and is unchanged from the prior year.

1) Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk (crude oil, natural gas and electricity price), foreign currency exchange risk and interest rate risk.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    031

(a) Commodity Price Risk

The company's financial performance is closely linked to crude oil prices (including pricing differentials for various product types), and to a lesser extent, natural gas and electricity prices. The company's policies permit the use of various financial instruments in managing these price exposures. Our strategic crude oil hedging program gives management approval to fix a price or range of prices for approximately 30% of the total crude oil planned production for specified periods of time. Historically, the company has leveraged hedging instruments to stabilize cash flows during periods of growth and expansion. The company will consider additional strategic hedging opportunities as they become available.

A key component of our overall business strategy is to produce sufficient natural gas to meet or exceed internal demands for natural gas purchased for consumption in our oil sands operation, thus creating a price hedge which reduces our exposure to natural gas price volatility. In addition, existing corporate policies also permit the hedging of natural gas exposures to manage regional price differentials and pricing indexes as identified.

Changes in commodity prices on our financial contracts would have the following impact on our net earnings and other comprehensive income for the three months ended June 30, 2008:

Sensitivity Analysis

($ millions)	June 30, 2008	(1)	Change	Net Earnings	Other Comprehensive Income

Crude Oil	US$138.55/barrel
Price increase			US$1.00/barrel	(1)	(1)
Price decrease			US$1.00/barrel	1	1
Natural Gas	US$10.87/mcf
Price increase			US$0.10/mcf	1	—
Price decrease			US$0.10/mcf	(1)	—

(1)
Prices represent the average of the forward strip prices at June 30, 2008.

(b) Foreign Currency Exchange Risk

The company is exposed to changes in foreign exchange rates as revenues, capital expenditures, or financial instruments may fluctuate due to changing rates. As crude oil, the company's primary product, is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. The company's exposure is partially offset through the issuance of U.S. dollar denominated long-term debt (refer to note 12) and by sourcing capital projects in U.S. dollars. The company does not currently hedge foreign currency risk on estimated revenues. The effect of a $0.01 change in the US$/Cdn$ exchange rate on our U.S. dollar denominated long-term debt would change after-tax earnings by approximately $35 million.

Where an operating unit has substantial exposure to capital expenditures in currencies other than the U.S. dollar, the company may hedge these risks through a combination of forward and option instruments. Transactions in the applicable financial market are executed consistent with established risk management policies.

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to notes and commercial paper. The company seeks to optimize this risk through the use of interest rate swaps by swapping fixed rates of interest for variable rates (see page 29) and other derivative instruments.

To optimize the company's position with respect to interest expense, the company targets 30% to 50% of interest should be based on floating rates. Over time this floating/fixed rate mix will fluctuate based on prevailing market conditions and management's assessment of overall risk.

The proportion of floating interest rate exposure inclusive of interest rate swaps at June 30, 2008 was 10% of total debt outstanding. The weighted average interest rate on total debt for the quarter ending June 30, 2008 was 5.7%.

The company's cash flows are sensitive to changes in interest rates on the floating rate portion of the company's debt. Given our current growth and expansion plans, all interest is currently being capitalized and therefore there is no earnings impact. If the interest rates applicable to floating rate instruments were to have increased by 1%, it is estimated that the company's cash flow for the

             Suncor Energy Inc.
 032    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com quarter would decrease by approximately $2 million. This assumes that the amount and mix of fixed and floating rate debt remains unchanged from June 30, 2008, and that the change in interest rates is effective from the beginning of the period.

2) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The company believes that it has access to sufficient capital through internally generated cash flows and external sources (bank credit markets and debt capital markets), and to undrawn committed borrowing facilities to meet current spending forecasts.

Surplus cash is invested into a range of short-dated money market securities and the company seeks to ensure the security and liquidity of those investments. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is supported through maintaining counterparty credit limits.

The following table shows the timing of cash outflows relating to trade and other payables and finance debt.

	June 30, 2008				December 31, 2007
($ millions)	Trade and other payables	(1)	Finance debt	(2)	Trade and other payables	(1)	Finance debt (2)

Within one year	3 461		861		2 843		764
1 to 3 years	329		783		347		427
3 to 5 years	—		1 211		—		917
Over 5 years	19		11 735		19		6 985

	3 809		14 590		3 209		9 093

(1)
These balances exclude non-financial liabilities (pension liabilities, asset retirement obligation, future income taxes and financial instruments) totaling $1,588 million and $1,375 million at June 30, 2008 and December 31, 2007 respectively.

(2)
Finance debt includes long-term debt, capital leases and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. We have a credit policy that is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating is assigned and a maximum credit limit is allocated. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the credit limit allocated. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At June 30, 2008, substantially all of the company's trade receivables were current, and there were no counterparties that individually constituted more than 10% of the outstanding balance.

The company has issued collateral for $4,635 million and holds collateral of $2,059 million at June 30, 2008. Collateral issued and received consists mainly of parental guarantees and letters of credit.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. At June 30, 2008, the company's exposure was $98 million (December 31, 2007 – $38 million).

4. CAPITAL STRUCTURE FINANCIAL POLICIES

Suncor's primary capital management objective is to maintain a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    033

Suncor monitors capital through two key ratios: net debt to cash flow from operations and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus long-term debt less cash and cash equivalents divided by 12 month trailing cash flow from operations.

Total debt to total debt plus shareholders' equity is calculated as short term-debt plus long-term debt divided by short-term debt plus long-term debt plus shareholders' equity.

Suncor's strategy during Q2 2008, which was unchanged from 2007, was to maintain the measure set out in the following schedule. Suncor believes that maintaining our capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings.

At June 30, ($ millions)	Capital Measure Target	2008	2007

Components of ratios
Short-term debt		6	6
Long-term debt		6 547	3 152
Total debt		6 553	3 158
Cash and equivalents		2 146	952
Net debt		4 407	2 206
Shareholders' equity		13 574	10 307
Total capitalization (total debt + shareholders' equity)		20 127	13 465

Cash flow from operations (trailing 12 months)		4 723	3 695

Net debt/cash flow from operations	<2.0 times	0.9	0.6

Total debt/total debt plus shareholders' equity		33%	23%

5. FINANCING EXPENSES (INCOME)

	Second quarter		Six months ended June 30
($ millions)	2008	2007	2008	2007

Interest expense on debt	77	42	141	80
Capitalized interest	(77)	(42)	(141)	(80)

Net interest expense	—	—	—	—
Foreign exchange (gain) loss on long-term debt	(21)	(95)	65	(107)
Other foreign exchange loss	27	21	20	22

Total financing expenses (income)	6	(74)	85	(85)

6. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Second quarter		Six months ended June 30
($ millions)	2008	2007 (restated)	2008	2007 (restated)

Net earnings	829	738	1 537	1 314

(millions of common shares)
Weighted-average number of common shares	931	921	929	921
Dilutive securities:
Options issued under stock-based compensation plans	22	21	19	21

Weighted-average number of diluted common shares	953	942	948	942

(dollars per common share)
Basic earnings per share (a)	0.89	0.80	1.66	1.43
Diluted earnings per share (b)	0.87	0.78	1.62	1.40

Note:
An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)
Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b)
Diluted earnings per share is net earnings, divided by the weighted-average number of diluted common shares.

             Suncor Energy Inc.
 034    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

7. SHARE CAPITAL AND STOCK-BASED COMPENSATION

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees and non-employee directors that hold options must earn the right to exercise them. This is done by the holder fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criteria. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance vesting share unit is an award entitling employees to receive cash to varying degrees contingent upon Suncor's shareholder return relative to a peer group of companies.

A restricted share unit is a time-vested award with a three-year term entitling employees to receive cash.

(a) Stock Split

In May 2008, the Company implemented a two-for-one stock split of its issued and outstanding common shares. Information related to common shares, stock-based compensation, and earnings per share has been restated to reflect the impact of the Company's two-for-one stock split.

(b) Stock Option Plans:

(i) SunShare 2012 Performance Stock Option Plan

The company granted 826,000 options in the second quarter of 2008 under its new employee stock-based compensation plan ("SunShare 2012"), for a total of 1,056,000 options granted in the six months ended June 30, 2008. During the second quarter, in connection with the achievement of a predetermined performance criterion, 25% of the outstanding options vested under the SunShare 2012 plan and will become exercisable on January 1, 2010. The remaining 75% of outstanding options may vest on January 1, 2013 if further specified performance targets are met. All unvested options at January 1, 2013, which have not previously expired or been cancelled, will automatically expire.

(ii) SunShare Performance Stock Option Plan

Granting of options under the company's previous employee stock option incentive plan ("SunShare") ended in December 2007. During the second quarter of 2007, 896,000 options were granted to eligible full-time and part-time employees under the SunShare plan (1,520,000 options granted in the first six months of 2007). Final vesting of all unvested SunShare options occurred on April 30, 2008.

(iii) Executive Stock Option Plan

Under this plan, the company granted 26,000 common share options in the second quarter of 2008, for a total of 828,000 options granted in the six months ended June 30, 2008 (no options granted during the second quarter of 2007; 914,000 granted in the six months ended June 30, 2007) to non-employee directors and certain executives and other senior members of the company. Options granted have a ten-year life and vest annually over a three year period.

(iv) Key Contributor Stock Option Plan

Under this plan, the company granted 22,000 common share options in the second quarter of 2008, for a total of 2,362,000 options granted in the six months ended June 30, 2008 (36,000 options granted during the second quarter of 2007; 2,352,000 granted in the six months ended June 30, 2007) to non-insider senior managers and key employees. Options granted have a ten-year life and vest annually over a three-year period.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    035

Fair Value of Options Granted

The fair values of all common share options granted during the period are estimated as at the grant date using the Monte Carlo simulation approach for the SunShare 2012 option plan and the Black-Scholes option-pricing model for all other option plans. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Second quarter		Six months ended June 30
	2008	2007	2008	2007

Quarterly dividend per share	$0.05	$0.05	$0.05	$0.05 *
Risk-free interest rate	3.06%	4.18%	3.51%	4.10%
Expected life	5 years	3 years	6 years	5 years
Expected volatility	30%	31%	28%	29%
Weighted-average fair value per option	$12.80	$11.46	$15.07	$13.87

*
In 2007, quarterly dividends of $0.04 per share were paid in the first quarter, and $0.05 per share were paid in the second quarter.

Stock-based compensation expense recognized in the second quarter of 2008 related to stock option plans was $25 million (2007 – $20 million). For the six months ended June 30, 2008 stock-based compensation expense recognized was $69 million (2007 – $38 million).

Common share options granted prior to January 1, 2003 are not recognized as compensation expense in the Consolidated Statements of Earnings. The company's reported net earnings attributable to common shareholders and earnings per share prepared in accordance with the fair value method of accounting for stock-based compensation would have been reduced for all common share options granted prior to 2003 to the pro forma amounts stated below:

	Second quarter		Six months ended June 30
($ millions, except per share amounts)	2008	2007 (restated)	2008	2007 (restated)

Net earnings – as reported	829	738	1 537	1 314
Less: compensation cost under the fair value method for pre-2003 options	1	2	4	5

Pro forma net earnings	828	736	1 533	1 309

Basic earnings per share
As reported	0.89	0.80	1.66	1.43
Pro forma	0.89	0.80	1.65	1.42
Diluted earnings per share
As reported	0.87	0.78	1.62	1.40
Pro forma	0.87	0.78	1.62	1.39

(c) Performance Share Units (PSUs)

In the second quarter of 2008 the company issued 18,000 PSUs (2007 – 30,000). For the six months ended June 30, 2008, the company issued 780,000 PSUs (2007 – 828,000). Expense recognized in the second quarter of 2008 was $15 million (2007 – $17 million in expense). Expense recognized for the six months ended June 30, 2008 was $10 million (2007 – $36 million).

(d) SunShare 2012 Restricted Share Units (RSUs)

In the second quarter of 2008 the company issued 46,000 RSUs under its new employee stock-based compensation plan. For the six months ended June 30, 2008, the company issued 976,000 RSUs. Expense recognized in the second quarter of 2008 was $5 million and expense recognized for the six months ended June 30, 2008 was $9 million.

             Suncor Energy Inc.
 036    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

8. EMPLOYEE FUTURE BENEFITS LIABILITY

The company's pension plans and other post-retirement benefits programs are described in note 9 of the company's 2007 Annual Report. The following is the status of the net periodic benefit cost for the three and six months ended June 30.

	Pension Benefits
	Second Quarter		Six months ended June 30
	2008	2007	2008	2007

Current service costs	14	13	28	26
Interest costs	12	11	24	22
Expected return on plan assets	(11)	(10)	(22)	(21)
Amortization of net actuarial loss	5	6	11	12

Net periodic benefit cost	20	20	41	39

	Other Post-Retirement Benefits
	Second Quarter		Six months ended June 30
	2008	2007	2008	2007

Current service costs	1	1	2	2
Interest costs	3	2	5	4
Amortization of net actuarial loss	—	1	1	1

Net periodic benefit cost	4	4	8	7

9. SUPPLEMENTAL INFORMATION

	Second quarter		Six months ended June 30
($ millions)	2008	2007	2008	2007

Interest paid	58	22	124	77
Income taxes paid	131	38	404	55

10. INCOME TAXES

During the fourth quarter of 2007 the federal government substantively enacted a 3.5% reduction to its federal corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $360 million related to the revaluation of its opening future income tax balances.

During the second quarter of 2007 the federal government substantively enacted a 0.5% reduction to its federal corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $67 million related to the revaluation of its opening future income tax balances.

11. ROYALTY ESTIMATE MEASUREMENT UNCERTAINTY

Our current estimation of Alberta Crown royalties is based on regulations currently in effect. Alberta Crown royalties in effect for each oil sands project require payments to the Government of Alberta based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of certain capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of R.

Oil Sands royalties payable in 2008 are highly sensitive to, among other factors, changes in crude oil and natural gas pricing, foreign exchange rates and total capital and operating costs for each project. The oil sands pretax royalty estimate was $412 million for the first six months of 2008 compared to $256 million for the first six months of 2007. The balance of the consolidated royalty expense is in respect of natural gas royalties of $91 million (2007 – $64 million).

In 2008, the estimation process for calculating the quarterly royalty provision was changed from being based on an annual estimate to being based on the actual eligible revenues and costs recorded in the period. If the annualized approach was used for 2008, pretax royalties would have been $85 million higher for the first six months of 2008.

12. LONG-TERM DEBT AND CREDIT FACILITIES

In May 2008, the company issued 5.80% Medium Term Notes with a principal amount of $700 million under an outstanding $2 billion debt shelf prospectus. These notes bear interest, which is paid semi-annually, and mature on May 22, 2018. The net

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    037

proceeds received were added to our general funds to repay outstanding commercial paper, which originally funded our working capital needs, sustaining capital expenditures and growth capital expenditures.

In June 2008, the company issued 6.10% Notes with a principal amount of US$1.25 billion and 6.85% Notes with a principal amount of US$750 million under an amended US$3.65 billion debt shelf prospectus. These notes bear interest, which is paid semi-annually, and mature on June 1, 2018, and June 1, 2039, respectively. The net proceeds received were added to our general funds, which are used for our working capital needs, sustaining capital expenditures, growth capital expenditures and to repay outstanding commercial paper borrowings.

Also during the second quarter, Suncor's $3.5 billion syndicated credit facility was increased to $3.75 billion, while our $410 million bilateral credit facility was reduced to $370 million and had its term extended to 2009.

($ millions)	June 30 2008	December 31 2007

Fixed-term debt, redeemable at the option of the Company
6.85% Notes, denominated in U.S. dollars, due in 2039 (US$750)	764	—
6.50% Notes, denominated in U.S. dollars, due in 2038 (US$1150)	1 171	1 137
5.95% Notes, denominated in U.S. dollars, due in 2034 (US$500)	509	494
7.15% Notes, denominated in U.S. dollars, due in 2032 (US$500)	509	494
6.10% Notes, denominated in U.S. dollars, due in 2018 (US$1250)	1 273	—
5.39% Series 4 Medium Term Notes, due in 2037	600	600
5.80% Series 4 Medium Term Notes, due in 2018	700	—
6.70% Series 2 Medium Term Notes, due in 2011	500	500

	6 026	3 225
Revolving-term debt, with interest at variable rates
Commercial Paper	470	522

Total unsecured long-term debt	6 496	3 747
Secured long-term debt	14	1
Capital Leases	102	102
Fair value of interest rate swaps	8	6
Deferred financing costs	(73)	(45)

Total long-term debt	6 547	3 811

At June 30, 2008, undrawn lines of credit were approximately $3,391 million, as follows:

($ millions)	2008

Facility that is fully revolving for 364 days, has a term period of one year and expires in 2009	370
Facility that is fully revolving for a period of five years and expires in 2013	3 750
Facilities that can be terminated at any time at the option of the lenders	45

Total available credit facilities	4 165

Credit facilities supporting outstanding commercial paper	470
Credit facilities supporting standby letters of credit	304

Total undrawn credit facilities	3 391

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive loss, net of income taxes, are as follows:

($ millions)	June 30 2008	December 31 2007

Unrealized foreign currency translation adjustments	(225)	(266)
Unrealized gains and losses on derivative hedging activities	(41)	13

Total	(266)	(253)

             Suncor Energy Inc.
 038    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Highlights
(unaudited)

	2008	2007 (restated)

Cash Flow from Operations
(dollars per common share – basic)
For the three months ended June 30
Cash flow from operations (1)	1.51	1.11

For the six months ended June 30
Cash flow from operations (1)	2.76	2.01

Ratios
For the twelve months ended June 30
Return on capital employed (%) (2)	28.8	27.2
Return on capital employed (%) (3)	20.7	20.1

Net debt to cash flow from operations (times) (4)	0.9	0.6

Interest coverage on long-term debt (times)
Net earnings (5)	15.9	21.1
Cash flow from operations (6)	20.3	26.0

As at June 30
Debt to debt plus shareholders' equity (%) (7)	32.6	23.5

Common Share Information (8)
As at June 30
Share price at end of trading
Toronto Stock Exchange – Cdn$	59.20	47.80
New York Stock Exchange – US$	58.12	44.79

Common share options outstanding (thousands)	48 000	41 261

For the six months ended June 30
Average number outstanding, weighted monthly (thousands)	928 572	920 844

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)
Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)
For the twelve month period ended; net earnings (2008 – $3,156 million; 2007 – $2,317 million) adjusted for after-tax financing income (2008 – $49 million; 2007 – $31 million) divided by average capital employed (2008 – $10,967 million; 2007 – $8,410 million). Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 46 of Suncor's 2007 Annual Report to Shareholders.

(3)
If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2008 – $15,246 million; 2007 – $11,369 million), the return on capital employed would be as stated on this line.

(4)
Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.

(5)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

(8)
In May 2008, Suncor's common shares were split on a two-for-one basis. Prior periods have been restated to reflect the split.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    039

Quarterly operating summary
(unaudited)

	For the quarter ended					Six months ended		Total year
	June 30 2008	Mar 31 2008	Dec 31 2007	Sept 30 2007	June 30 2007	June 30 2008	June 30 2007	Dec 31 2007

OIL SANDS
Production (1),(a)
Total production	174.6	248.0	252.5	239.1	202.3	211.0	225.1	235.6
Firebag	34.7	34.6	40.4	35.8	36.2	34.7	35.8	36.9
Sales (a)
Light sweet crude oil	68.2	96.2	102.2	99.3	100.0	82.2	102.8	101.7
Diesel	21.2	28.0	26.0	23.9	20.3	24.6	24.9	25.0
Light sour crude oil	91.8	120.8	118.2	94.1	84.2	106.3	98.4	102.3
Bitumen	0.3	0.1	5.4	6.6	3.8	0.2	5.3	5.7

Total sales	181.5	245.1	251.8	223.9	208.3	213.3	231.4	234.7

Average sales price (2),(b)
Light sweet crude oil	122.12	100.93	87.34	81.00	75.64	109.72	72.07	78.03
Other (diesel, light sour crude oil and bitumen)	120.52	93.09	78.48	73.76	66.74	104.94	64.93	70.86
Total	121.12	96.16	82.07	76.97	71.01	106.47	68.10	74.01
Total *	122.39	96.22	82.36	76.97	71.01	107.36	68.06	74.07
Cash operating costs and Total operating costs – Total operations (c)
Cash costs	40.10	25.10	24.10	23.00	28.40	31.30	24.75	24.15
Natural gas	8.75	5.00	3.60	2.10	4.20	6.50	4.35	3.55
Imported bitumen	2.00	1.45	0.20	—	0.10	1.70	0.10	0.10

Cash operating costs (3)	50.85	31.55	27.90	25.10	32.70	39.50	29.20	27.80
Project start-up costs	0.90	0.30	0.55	1.10	1.15	0.55	0.55	0.95

Total cash operating costs (4)	51.75	31.85	28.45	26.20	33.85	40.05	29.75	28.75
Depreciation, depletion and amortization	8.30	5.75	5.60	5.70	5.85	6.80	5.10	5.40

Total operating costs (5)	60.05	37.60	34.05	31.90	39.70	46.85	34.85	34.15

Cash operating costs and Total operating costs – In-situ bitumen production only (c)
Cash costs	10.10	14.60	9.95	11.85	10.60	12.35	10.80	10.85
Natural gas	14.55	14.10	9.15	9.10	10.60	14.40	10.80	9.90

Cash operating costs (6)	24.65	28.70	19.10	20.95	21.20	26.75	21.60	20.75
Firebag start-up costs	1.65	0.35	—	—	—	0.95	—	—

Total cash operating costs (7)	26.30	29.05	19.10	20.95	21.20	27.70	21.60	20.75
Depreciation, depletion and amortization	6.70	6.75	6.80	6.70	5.75	6.70	5.55	6.20

Total operating costs (8)	33.00	35.80	25.90	27.65	26.95	34.40	27.15	26.95

(for the period ended)
Capital employed (i)	7 716	6 837	6 605	6 071	5 112
(for the twelve months ended)
Return on capital employed (j)	43.6	44.3	43.0	32.3	35.3
Return on capital employed (j)****	27.3	28.0	27.9	21.7	24.4

             Suncor Energy Inc.
 040    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly operating summary (continued)
 (unaudited)

		For the quarter ended					Six months ended		Total year
		June 30 2008	Mar 31 2008	Dec 31 2007	Sept 30 2007	June 30 2007	June 30 2008	June 30 2007	Dec 31 2007

	NATURAL GAS
	Gross production **
	Natural gas (d)	205	209	210	193	191	207	191	196
	Natural gas liquids and crude oil (a)	3.4	3.3	3.2	3.1	3.0	3.4	3.1	3.1
	Total gross production (e)	37.7	38.2	38.2	35.2	34.9	37.9	34.9	35.8
	Total gross production (f)	226	229	229	211	209	228	209	215
	Average sales price (2)
	Natural gas (g)	9.62	7.30	6.08	5.39	6.85	8.45	6.93	6.32
	Natural gas (g) *	9.68	7.31	6.02	5.14	6.83	8.48	6.98	6.27
	Natural gas liquids and crude oil (b)	86.14	64.14	60.31	58.11	51.21	75.39	53.96	56.64
	Net wells drilled
Conventional	– exploratory ***	2	2	6	1	3	4	7	14
	– development	6	7	6	2	1	13	9	17

		8	9	12	3	4	17	16	31

	(for the period ended)
	Capital employed (i)	1 226	1 175	1 153	1 090	1 079
	(for the twelve months ended)
	Return on capital employed (j)	8.3	3.5	2.5	(0.6)	0.6

	REFINING AND MARKETING
	Refined product sales (h)
	Transportation fuels
Gasoline	– retail	4.5	4.6	4.9	5.1	5.2	4.6	5.3	5.2
	– other	11.8	10.8	11.0	12.0	11.7	11.3	11.8	11.6
	Distillate	11.5	10.4	11.0	10.8	10.5	11.0	10.3	10.6

	Total transportation fuel sales	27.8	25.8	26.9	27.9	27.4	26.9	27.4	27.4
	Petrochemicals	0.9	0.6	0.7	0.9	1.3	0.8	1.1	0.9
	Asphalt	1.7	2.2	1.4	2.1	1.8	1.8	1.6	1.7
	Other	2.7	1.9	3.8	4.2	4.1	2.3	3.1	3.5

	Total refined product sales	33.1	30.5	32.8	35.1	34.6	31.8	33.2	33.5

	Crude oil supply and refining
	Processed at refineries (h)	26.0	23.0	22.1	25.9	27.6	24.5	26.1	25.1
	Utilization of refining capacity (j)	102	90	87	102	108	96	103	98

	(for the period ended)
	Capital employed (i)	2 534	2 837	2 489	2 332	2 011
	(for the twelve months ended)
	Return on capital employed (j)	12.6	18.3	20.0	20.9	22.4
	Return on capital employed (j) ****	11.6	16.5	17.4	17.9	17.2

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    041

Quarterly operating summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Total operations production	–	Total operations production includes total production from both mining and in-situ operations.
(2) Average sales price	–	This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of hedging activities as noted).
(3) Cash operating costs – Total operations	–
Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management's Discussion and Analysis.
(4) Total cash operating costs – Total operations	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(5) Total operating costs – Total operations	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(6) Cash operating costs – In-situ bitumen production	–
Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes only.
(7) Total cash operating costs – In-situ bitumen production	–	Include cash operating costs – In-situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in-situ production volumes only.
(8) Total operating costs – In-situ bitumen production	–	Include total cash operating costs – In-situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes only.

Explanatory Notes

*	Excludes the impact of hedging activities.
**	Currently production is located in the Western Canada Sedimentary Basin.
***	Excludes exploratory wells in progress.
****	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a)	thousands of barrels per day	(d)	millions of cubic feet per day	(g)	dollars per thousand cubic feet
(b)	dollars per barrel	(e)	thousands of barrels of oil equivalent per day	(h)	thousands of cubic metres per day
(c)	dollars per barrel rounded to the nearest $0.05	(f)	millions of cubic feet equivalent per day	(i)	$ millions
				(j)	percentage

Metric Conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

             Suncor Energy Inc.
 042    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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